SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11 – K (MARK ONE)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000 OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _______________. Commission File Number: 000-23113

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

GUARANTY BANCSHARES, INC. 100 WEST ARKANSAS MT. PLEASANT, TEXAS 75455

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

December 31, 2000 and 1999

TABLE OF CONTENTS

Independent Auditors’ Report	1

Statements of Net Assets Available for Plan Benefits	2-3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-12

Supplemental Schedules	13-14

Independent Auditors’ Report

Trustees
Guaranty Bancshares, Inc. Employee Stock Ownership Plan
  (With 401(k) Provisions)

We were engaged to audit the accompanying statement of net assets available for plan benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended and the supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan’s management. The 1999 statement of net assets available for plan benefits was reported on by other auditors whose report dated July 3, 2000 on the statement disclaimed an opinion for the reasons described in the following paragraph.

As permitted by Section 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3 which was certified by The Bank of New York, the Custodian of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the Custodian holds the Plan’s investment assets and executes investment transactions. The plan administrator has obtained a certification from the Custodian as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the Custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying 2000 financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the Custodian, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Fisk &Robinson, P.C.
June 15, 2001

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Net Assets Available for Plan Benefits December 31, 2000 and 1999

	December 31, 2000
	Participant Directed	Non- Participant Directed	Total
ASSETS

Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$1,562,545	$3,058,835	$4,621,380
Other collective investment funds	2,672,172	—	2,672,172

Net assets available for plan benefits	$4,234,717	$3,058,835	$7,293,552

The accompanying notes are an integral part of these financial statements. -2-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Net Assets Available for Plan Benefits (Continued) December 31, 2000 and 1999

	December 31, 1999
	Participant Directed	Non- Participant Directed	Total
ASSETS

Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$1,534,573	$2,757,744	$4,292,317
Other collective investment funds	2,437,463	—	2,437,463

Net assets available for plan benefits	$3,972,036	$2,757,744	$6,729,780

The accompanying notes are an integral part of these financial statements. -3-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2000

	December 31, 2000
	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of
investments	$ 34,798	$ 349,342	$ 384,140
Net investment gains	100,122	61,204	161,326
Other income	—	3,234	3,234

	134,920	413,780	548,700

Contributions:
Participant	332,293	—	332,293
Rollover	33,341	—	33,341
Employer	59,136	215,534	274,670

	424,770	215,534	640,304

Total additions	559,690	629,314	1,189,004

Deductions from net assets attributed to:
Benefits paid to or for participants	271,601	310,080	581,681
Administrative expenses	25,408	18,143	43,551

Total deductions	297,009	328,223	625,232

Net increase in net assets available for
benefits	262,681	301,091	563,772

Net assets available for benefits at
beginning of year	3,972,036	2,757,744	6,729,780

Net assets available for benefits at
end of year	$4,234,717	$3,058,835	$7,293,552

The accompanying notes are an integral part of these financial statements. -4-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Notes to Financial Statements December 31, 2000 and 1999

1.	Description of the Plan

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan whereby eligible employees of Guaranty Bancshares, Inc. (Company) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code.

The Plan became effective January 1, 1992, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

A participant may elect to defer from 1% to 15% of his or her pretax compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($10,500 and $10,000 for 2000 and 1999, respectively). Participants may also make eligible rollover contributions.

The Company may make three types of contributions to the Plan: (1) Basic Contributions (discretionary contributions made for all non-highly compensated participants in order to satisfy the nondiscrimination requirements of the Internal Revenue Code), (2) Discretionary Matching Contributions (Company matches up to a certain percentage of Salary Reduction Contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors).

Vesting and Participation

Employees become eligible for participation upon completing one full year of service with at least 1,000 hours of service, as defined by the Plan. Employees become eligible on the January 1st or July 1st following the date eligibility is met. All participant contributions, employer basic contributions and 25% of employer matching contributions for participants employed prior to December 31, 1997 are fully vested and nonforfeitable.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Employer optional contributions, 75% of employer matching contributions for participants employed prior to December 31, 1997, and 100% of employer matching contributions for participants employed after December 31, 1997 vest to participants upon the following schedule:

Participant’s Years of Service	Vested Percentage

Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven or more years	100%

Upon death, retirement, or total disability, participants are 100% vested in all employer contributions.

Participant Accounts

Each participant’s account is credited with any salary deferrals as well as an allocation of the Company’s contributions, Plan earnings and forfeitures of terminated participants’ non-vested accounts, and charged with an allocation of administrative expenses. Allocations of the Company basic and optional contributions are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary deferrals. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company basic or optional contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Plan Administration

Plan assets are held in the custody of The Bank of New York. Certain Plan administrative duties, such as 5500 preparation, compliance testing, preparation of quarterly statements, and enrollment and transaction processing, are performed by Pentegra Services, Inc.

Certain other administrative functions are performed by officers or employees of the Company. However, such officers and employees receive no compensation from the Plan.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Investment Options

At December 31, 2000, participants could direct their contributions in any of the thirteen investment account options:

Guaranty Bancshares, Inc. Stock Fund A collective investment fund in which funds are invested primarily in the Company’s stock.

Money Market Fund A collective investment fund in which funds are invested in money market instruments with a maturity of one year or less issued by U.S. and foreign corporations, governments, banks as well as those issued by U.S. government agencies.

Stable Value Fund A collective investment fund in which funds are invested primarily in Guaranteed Investment Contracts (GICs), and Synthetic Guaranteed Investment Contracts (SGICs).

Government Bond Fund A collective investment fund in which funds are invested in U.S. Treasury bonds with 20 years or more to maturity.

S&P 500 Stock Fund A collective investment fund in which funds are invested in stocks held in the S&P 500 Index.

S&P 500/Value Stock Fund A collective investment fund in which funds are invested in stocks held in the S&P 500/BARRA Value Index.

S&P 500/Growth Stock Fund A collective investment fund in which funds are invested in S&P500/BARRA Growth Index.

S&P 400 MidCap Stock Fund A collective investment fund in which funds are invested in stocks held in the S&PMidCap 400 Index.

Russell 2000 Stock Fund A collective investment fund in which funds are invested in stocks held in the Russell 2000 Index.

International Stock Fund A collective investment fund in which funds are invested in approximately 1,000 foreign stocks issued by companies located in approximately 20 countries located in Western Europe and the Pacific Rim.

-7-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

Income Plus Fund A collective investment fund in which approximately 80% of the fund’s portfolio is invested in U.S. corporate bonds, money market instruments, and other stable value investments; the remaining 20% of the fund’s portfolio is invested in U.S. and international stocks.

Growth & Income Fund A collective investment fund in which approximately half of the fund’s portfolio is invested in various fixed income and stable value investments; the other half of the fund’s portfolio is invested in U.S. and international stocks selected from major indexes.

Growth Fund A collective investment fund in which approximately 80% of the fund’s portfolio is invested in U.S. stocks; the remaining 20% of the fund’s portfolio is invested in international stocks. All stocks are selected from major indexes.

Participant Loans

The Plan allows participants to borrow from their participant accounts in cases of immediate and heavy financial need as defined by the Plan. In such cases, participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Interest rates and terms of the loans, not to exceed five years, are determined by the committee of Trustees. At December 31, 2000 and 1999, there were no outstanding participant loans.

Forfeitures

Any portion of the balance in a participant’s account which is not vested will become a forfeiture upon the occurrence of a break in service. Forfeitures will be reallocated among the remaining participants of the Plan. At December 31, 2000 and 1999, unallocated forfeitures amounted to $21,854 and $9,055, respectively.

Payment of Benefits

On termination of service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in whole shares of Company stock, cash or a combination of both.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants shall become 100% vested in their respective accounts.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared from information supplied by the Plan’s Custodian, The Bank of New York. Such information has been certified as complete and accurate by the Custodian.

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Estimates

The preparation of financial statements requires the Custodian and the Trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Investment Income

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of collective investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Plan.

Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary to the Plan, any party rendering services to the Plan, the employer, and certain others. As such, transactions conducted with Guaranty Bancshares, Inc., The Bank of New York, and Pentegra Services, Inc. qualify as party-in-interest transactions.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current format.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

3.	Information Certified By Asset Custodian

The Custodian of the Plan holds the Plan’s investment assets and executes transactions therein. Financial information relating to those assets is included in the accompanying financial statements based on information provided by the Custodian. That unaudited information as of and for the year ended December 31, 2000, which was certified by the Custodian as complete and accurate, is summarized as follows:

	2000	1999

Investments:
Guaranty Bancshares, Inc. Stock Fund	$4,621,380	$4,292,317
Other collective investment funds	2,672,172	2,437,463
Net appreciation in fair value of investments	426,821
Net gain on sales of investments	128,385

Information included in the Supplemental Schedules has also been derived from information certified as complete and accurate by the Custodian. -10-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

4.	Investments

The fair values of investments at December 31, 2000 and 1999, as reported by the Custodian, are summarized below. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2000	1999

Guaranty Bancshares, Inc. Stock Fund	$4,621,380	$4,292,317

Money Market Fund	236,591	247,951
Stable Value Fund	183,838	116,810
Government Bond Fund	111,718	74,120
S&P 500 Stock Fund	562,261	568,382
S&P 400 MidCap Stock Fund	350,918	205,425
International Stock Fund	35,186	28,269
Income Plus Fund	164,415	220,388
Growth & Income Fund	247,718	226,197
Growth Fund	657,503	749,921
S&P 500/Value Stock Fund	25,049	—
S&P 500/Growth Stock Fund	76,030	—
Russell 2000 Stock Fund	20,945	—

Total other collective investment funds	2,672,172	2,437,463

Total	$7,293,552	$6,729,780

5.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code, and therefore, the Plan’s trust is not subject to tax under present tax laws.

6.	Distributions Payable

At December 31, 1999, net assets available for plan benefits included approximately $1,036 for distributions payable to participants who withdrew from the Plan prior to the end of the Plan year. At December 31, 2000, there were no such distributions payable.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)

7.	Subsequent Event

Effective January 1, 2001, certain sections of the Plan were amended. Below is a summary of the significant amendments made:

•	Employees hired on or after January 1, 2001 that are compensated on an hourly basis will not be eligible to participate in the Plan.

•	Employees of the Company will become eligible to participate in the Plan on the first day of the month coincident with or following their date of employment.

•	Participants completing six consecutive months of service in which they are credited with 500 hours of service will be eligible to receive employer contributions on the January 1st or July 1st coincident with or following the date such requirements are satisfied.

-12-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Supplement Schedule I

Item 27a
Schedule of Assets Held for Investment Purposes

December 31, 2000

Name of Plan Sponsor:        Guaranty Bancshares, Inc.
Employer Identification Number:       75-16576431
Three Digit Plan Number:       001

(a)	(b) Issue	(c) Description of Investment	(d) Cost	(e) Market Value

	Guaranty Bancshares, Inc:

*	Guaranty Bancshares, Inc. Stock Fund	371,453 units	$3,103,964	$4,621,380

	Pentegra Group:

*	Money Market Fund	236,591 units	236,591	236,591
*	Stable Value Fund	20,015 units	166,680	183,838
*	Government Bond Fund	12,835 units	95,711	111,718
*	S&P 500 Stock Fund	14,410 units	503,944	562,261
*	S&P 400 MidCap Stock Fund	10,590 units	281,879	350,918
*	International Stock Fund	2,977 units	34,022	35,186
*	Income Plus Fund	13,233 units	144,856	164,415
*	Growth & Income Fund	18,750 units	220,250	247,718
*	Growth Fund	46,810 units	572,853	657,503
*	S&P 500/Value Stock Fund	2,253 units	23,529	25,049
*	S&P 500/Growth Stock Fund	9,387 units	97,694	76,030
*	Russell 2000 Stock Fund	2,055 units	21,772	20,945

			2,399,781	2,672,172

		Total Investments	$5,503,745	$7,293,552

*	Parties-in-interest to the Plan.

-13-

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Supplemental Schedule II

Item 27d

Schedule of Reportable Transactions

For the Year Ending December 31, 2000

Name of Plan Sponsor:        Guaranty Bancshares, Inc.
Employer Identification Number:       75-1656431
Three Digit Plan Number:       001

(a)/(b) Identity of Party Involved and Description of Assets	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Guaranty Bancshares, Inc. StockFund
35 Purchases	$451,581	$ —	$N/A	$ —	$ —	$451,581	$ —
34 Sales	—	735,680	N/A	—	651,872	735,680	83,808

-14-

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

October 23, 2001

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

/s/ Devry W. Garrett
——————————
Devry W. Garrett
Trustee

/s/ Bill G. Jones
——————————
Bill G. Jones
Trustee

/s/ Weldon Miller
——————————
Weldon Miller
Trustee

/s/ Clifton A. Payne
——————————
Clifton A. Payne
Trustee

/s/ Richard Perryman
——————————
Richard Perryman
Trustee

-15-

INDEX TO EXHIBITS

NUMBER 23.1	EXHIBIT Consent of Fisk & Robinson, P.C.